UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

CF Corporation

(Name of Issuer)

  Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G20307107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G20307107	Schedule 13G

1	NAME OF REPORTING PERSON CF Capital Growth, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 11,250,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 11,250,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.4% (4)
12	TYPE OF REPORTING PERSON OO

(1) The securities are held directly by CF Capital Growth, LLC (“CF Capital”) and indirectly by CC Capital Management, LLC and BilCar, LLC, who are the managers of CF Capital. Chinh E. Chu is the sole member of CC Capital Management, LLC and William P. Foley, II is the manager of BilCar, LLC, and as such, Mr. Chu and Mr. Foley share voting and dispositive power over the securities held directly by CF Capital. As a result, each of CF Capital and Messrs. Chu and Foley may be deemed to have or share beneficial ownership of the securities held directly by CF Capital. Each of CF Capital and Messrs. Chu and Foley disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) CF Capital owns 11,250,000 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-210854) and have no expiration date.

(3) Excludes 15,800,000 Class A Ordinary Shares issuable upon the exercise of 15,800,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of May 25, 2017 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-210854).

(4) Based on 69,000,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares outstanding as of November 9, 2016, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2016.

CUSIP No. G20307107	Schedule 13G

1	NAME OF REPORTING PERSON Chinh E. Chu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 202,206 (2)
	6	SHARED VOTING POWER 11,250,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 202,206 (2)
	8	SHARED DISPOSITIVE POWER 11,250,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,452,206 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6% (4)
12	TYPE OF REPORTING PERSON IN

(1) These securities are held directly by CF Capital and indirectly by CC Capital Management, LLC and BilCar, LLC, who are the managers of CF Capital. Chinh E. Chu is the sole member of CC Capital Management, LLC and William P. Foley, II is the manager of BilCar, LLC, and as such, Mr. Chu and Mr. Foley share voting and dispositive power over the securities held directly by CF Capital. As a result, each of CF Capital and Messrs. Chu and Foley may be deemed to have or share beneficial ownership of the securities held directly by CF Capital. Each of CF Capital and Messrs. Chu and Foley disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) CF Capital owns 11,250,000 Class B Ordinary Shares of the Issuer, and CC Capital Management, LLC owns 202,206 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-210854) and have no expiration date.

(3) Excludes 15,800,000 Class A Ordinary Shares issuable upon the exercise of 15,800,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of May 25, 2017 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-210854). Also excludes 2,750,000 Class A Ordinary Shares and 916,667 warrants to purchase 916,667 Class A Ordinary Shares to be issued to CC Capital Management, LLC pursuant to a forward purchase agreement between CC Capital Management, LLC and the Issuer, as is described under the heading “Certain Relationships and Related Party Transactions” in the Issuer’s registration statement on Form S-1 (File No. 333-210854).

(4) Based on 69,000,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares outstanding as of November 9, 2016, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2016.

CUSIP No. G20307107	Schedule 13G

1	NAME OF REPORTING PERSON William P. Foley, II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 202,206 (2)
	6	SHARED VOTING POWER 11,250,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER 202,206 (2)
	8	SHARED DISPOSITIVE POWER 11,250,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,452,206 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6% (4)
12	TYPE OF REPORTING PERSON IN

(1) These securities are held directly by CF Capital and indirectly by CC Capital Management, LLC and BilCar, LLC, who are the managers of CF Capital. Chinh E. Chu is the sole member of CC Capital Management, LLC and William P. Foley, II is the manager of BilCar, LLC, and as such, Mr. Chu and Mr. Foley share voting and dispositive power over the securities held directly by CF Capital. As a result, each of CF Capital and Messrs. Chu and Foley may be deemed to have or share beneficial ownership of the securities held directly by CF Capital. Each of CF Capital and Messrs. Chu and Foley disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(2) CF Capital owns 11,250,000 Class B Ordinary Shares of the Issuer, and BilCar, LLC owns 202,206 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer’s Class A Ordinary Shares as described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-210854) and have no expiration date.

(3) Excludes 15,800,000 Class A Ordinary Shares issuable upon the exercise of 15,800,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning on the later of May 25, 2017 or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, each as is described under the heading “Description of Securities—Warrants” in the Issuer’s registration statement on Form S-1 (File No. 333-210854). Also excludes 2,750,000 Class A Ordinary Shares and 916,667 warrants to purchase 916,667 Class A Ordinary Shares to be issued to BilCar, LLC pursuant to a forward purchase agreement between BilCar, LLC and the Issuer, as is described under the heading “Certain Relationships and Related Party Transactions” in the Issuer’s registration statement on Form S-1 (File No. 333-210854).

(4) Based on 69,000,000 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares outstanding as of November 9, 2016, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2016.

Item 1(a). Name of Issuer:

CF Corporation.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1701 Village Center Circle
Las Vegas, Nevada 89134

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	CF Capital Growth, LLC
2.	Chinh E. Chu
3.	William P. Foley, II

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1701 Village Center Circle

Las Vegas, Nevada 89134

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G20307107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14)

of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________ .

 Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

CF Capital Growth, LLC

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	Co-Executive Chairman

Chinh E. Chu

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu

William P. Foley, II

By:	/s/ William P. Foley, II
Name:	William P. Foley, II

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 13, 2017, by and among CF Capital Growth, LLC, Chinh E. Chu and William P. Foley, II.